Exhibit 1.05

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Investor Relations Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Media Relations Scot McLeod CDC Software 678-259-8625 scotmcleod@cdcsoftware.com

CDC Games Provides Update on Key Performance Metrics for Q1 2008

Beijing, April 3, 2008 — CDC Games, a business unit of CDC Corporation (NASDAQ: CHINA), and pioneer of the “free-to-play, pay-for-merchandise” model for online games in China, today announced key performance metrics for certain of its commercially available games during the first quarter of 2008.

Since the settlement of the dispute with Mgame, the developer of Yulgang, and the resumption of technical support and comprehensive marketing activities, CDC Games has seen a sharp rebound in the key metrics for this widely popular game in China. Average daily revenue for Yulgang since the resolution of the Mgame dispute on March 5, 2008, compared to prior average daily revenue during Q1 2008, increased by approximately 208 percent. The upcoming release of Yulgang 2.0, expected to be launched by the end of April 2008, is anticipated to provide an additional uplift in player volumes and average daily revenues.

This rebound, coupled with the company’s progress in the diversification of revenues through new games in China, has fueled strong revenue growth during Q1 2008 for CDC Games overall. Yulgang accounted for 34 percent of average daily revenue for Q1 2008 in China with the newer games, Special Force, Shaiya, MIR III, EVE Online and Shine Online, accounting for approximately 66 percent of average daily revenue. Total registered users across the company’s online games in China grew by almost 13 million or approximately 10 percent, from approximately 127 million at the end of Q4 2007 to approximately 140 million at the end of Q1 2008.

Special Force, launched in China in July 2007, continued to exhibit strong growth.
Compared to Q4 2007, key metrics for Special Force in Q1 2008 were:

•	Average daily revenue growth of 330 percent;

•	Growth in total registered users of 61 percent, now totaling more than 19 million;

•	Growth in peak concurrent users (PCU) of 95 percent, and

•	Growth in average concurrent users (ACU) of 87 percent.

“We are very pleased with the improved performance of our online game portfolio in China and particularly in the strong recovery of Yulgang and continued growth of Special Force,” said John Huen, chief operating officer of CDC Games. “We have now diversified our revenues and we will be highly focused on using the momentum established during Q1 to continue to grow these established games. We have also now established the critical mass that we believe is needed to effectively launch new games in China. The launch of a new game requires a significant up-front investment for any publisher, and we believe that we have the distinct advantage of an established base of players for marketing and the ability to spread our infrastructure and maintenance costs across the entire portfolio.”

Huen added, “We have completed the integration of our two games platforms in China, the 17games platform and the Optic platform acquired in June 2007. In doing so we have streamlined the combined operations by eliminating redundant functions, consolidating technical support, customer service and marketing, and combining our purchasing power. These benefits have resulted in a more effective operation and are expected to improve our operating margins going forward. We hope to finish Q2 with positive cash flow for CDC Games.”

During Q1 2008, CDC Games also continued to further diversify revenue through the expansion of its international operations. Key components in this strategy are the new operations in the U.S. and Japan markets. As both the US and Japan Massively Multiplayer Online (MMO) games markets are relatively new and immature with the free-to-play model that has developed quickly in Asia, significant education and investment are still required. CDC Games International (CGI) and CDC Games USA have focused initial efforts on building communities of players for their games. We believe that the success of these early-stage objectives is best measured by total unique game players, average play time, average concurrent user base and peak concurrent user base growth.

Minna de Battle in Japan has grown its base of total unique players to more than 39,000 during Q1 2008, while Lunia in the US has grown its base of total unique players to more than 42,000 during the same period. Most recently, ACU for Lunia has grown by more than 70 percent and PCU has grown by more than 25 percent during March 2008, indicating increasing market momentum. Both Minna de Battle, averaging 2.5 hours per player per day, and Lunia, averaging 3 hours per player per day, show healthy game play times.

“We are very pleased with the early momentum we are gaining with both Minna de Battle in Japan and Lunia in the U.S.,” said Jeffrey Longoria, president of CDC Games International. “These games are still immature but expected to grow rapidly, as is typical of the free-to-play model, and require significant investments in marketing to attract and retain players as we build toward critical mass. Our efforts thus far have been successful and we will continue to focus on building strong communities and social elements for our players. As we do so, we will also be laying the foundation for launching additional games, such as “Digimon RPG”, later in the year.”

About CDC Games
CDC Games is one of the market leaders of online and mobile games in China with more than 140 million registered users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang and launched the first free-to-play, pay for merchandise FPS (first person shooter) game in China with Special Force. Launched in July 2007, Special Force has consistently ranked in the Top 10 downloaded games in China and becoming the top revenue producer for CDC Games. Currently, CDC Games offers six popular MMO online games in China that include: Special Force, Yulgang, Shaiya, Mir III, Shine and Eve Online. In March 2007, the company announced the formation of CDC Games Studio to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies. CDC Games anticipates being able to deploy up to $100 million for CDC Games Studio investments through contributions from CDC affiliated companies, external partners and its internal resources. Through its CDC Games International (CGI) subsidiary, the company launched Minna de Battle in Japan in December 2007. In February 2008, CDC Games USA launched the www.12FootTall.com portal to showcase online games in North America, sell virtual merchandise and promote collaboration among players. Also in February 2008, CGI launched Lunia, its first game in North America, further strengthening its position as a global publisher of online games. For more information on CDC Games, visit: www.cdcgames.net

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our belief regarding our foundation for future success throughout the year, our beliefs regarding the consistency of our business, our beliefs regarding the expected launch of Yulgang 2.0, including the timing thereof and the potential impact on player volumes and average daily revenues, our strategic focus in subsequent quarters, our beliefs regarding the critical mass required to launch new games, our belief regarding our advantages of having an established base of players for marketing and the ability to spread our infrastructure and maintenance costs across the entire portfolio of games, our beliefs regarding our competitive position, our beliefs regarding the benefits of our integration efforts and their expected effects on operating margins going forward, our beliefs regarding the use of total unique game players, average play time, average concurrent user base and peak concurrent user base growth as measurement of success in our early-stage objectives, our expectations regarding any game’s growth, our ability to establish and grow communities of players and lay foundations for future games, the ability of CDC Games to diversify and continue diversifying its revenues, successfully measure, choose, collect data regarding and evaluate key performance metrics for our games, the ability to successfully grow in key performance areas, diversify our revenue and achieve or maintain quarter over quarter revenue growth, the ability to upgrade and release new games and newer versions of existing games and the timeliness thereof, our belief regarding growth trends for our new and existing games, our ability to complete successful open and closed beta tests in the future, our ability to maintain successful commercial performance and average revenue per user and peak concurrent users for Minna de Battle, our ability to launch additional games both inside and outside of China our ability to continue to fortify our position in the online games markets, through content updates, regional expansion in China and globally, and efficient distribution, our expectations regarding future financial performance, and other statements that are not historical, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities; (b) the ability to successfully develop, license and market first person shooter and other games; (c) the future growth of the online games industry in the China market and other markets throughout the world; (d) the possibility of launch and development delays; (e) the development of competing products and technology; (f) the continued popularity and player acceptance of Yulgang, Special Force and our other games; and (g) the continuation of our contractual and other partners to perform their obligations under agreements with us. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2006 on Form 20-F filed on July 2, 2007. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.